Mail Stop 6010


      June 27, 2005


Mr. Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, CO  80530

	Re:	UQM Technologies, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
      Filed May 27, 2005
      File No. 001-10869


Dear Mr. French:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

(c) Cash and Cash Equivalents and Short-Term Investments

1. We note that you have classified your short-term investments of $2,210,727 and $47,119 as of March 31, 2005 and 2004 as held-to-
maturity. Please revise your future filings to provide the disclosures required by paragraphs 19-22 of SFAS 115.

Note 13.  Discontinued Operations

2. We note that in fiscal year 2004 you committed to exit your electronics manufacturing business and in fiscal year 2005 you completed the divestiture of this business for $.9 million in cash and a 15% ownership interest in the purchaser. We also note that you classified the operating results of this business as discontinued operations for the reporting periods presented. Tell us how you concluded that you met the requirements of paragraph 42 of SFAS 144 to classify this business as discontinued operations. Specifically, tell us how you determined that you did not have significant continuing involvement in the operations from the divestiture. Refer to paragraphs 9-17 of EITF 03-13.

Note 19.  Valuation and Qualifying Accounts

3. We note the significance your inventory reserves as of March
31,
2004 and 2003 and the write-downs recorded during the periods presented. We also note that you do not have an inventory reserve as of March 31, 2005. It appears that a significant portion of the inventory reserve related to your electronics manufacturing business that you disposed of in fiscal year 2005. Please tell us whether the reductions in the inventory reserve were due to the disposal of this business or to sales of previously reserved inventory. Please revise your MD&A in future filings to discuss the impact on your gross profit margins of any sales of previously reserved inventory.

Item 9A.  Controls and Procedures

4. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system`s objectives will be met." Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

5. We note that you implemented "certain controls during the quarter related primarily to enhanced segregation of duties amongst personnel, additional safeguards over access to company assets and information systems and additional review requirements for certain transactions." Please tell us and revise your future filings to clarify if these controls related to your disclosure controls and procedures or to your internal controls over financial reporting. Refer to Rule 13a-15(e) and Rule 13a-15(f) of the Exchange Act.

6. Further to the above, please tell us and revise your disclosure in future filings concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

7. In future filings, please omit the "to provide reasonable assurance that" language that currently appears after the word "effective" in your disclosures related to your effectiveness conclusion of your disclosure controls and procedures in the Form 10-
K. While you may, if desired, state that your disclosure controls and procedures are effective "at the reasonable assurance level," we do not believe that the "to provide reasonable assurance that" language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.



							Sincerely,


							Michele Gohlke
							Branch Chief



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Mr. Donald A. French
UQM Technologies, Inc.
June 27, 2005
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